United States securities and exchange commission logo





                             March 31, 2023

       Gary A. Vecchiarelli
       Chief Financial Officer
       CleanSpark, Inc.
       2370 Corporate Circle
       Suite 160
       Henderson, NV 89074

                                                        Re: CleanSpark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed December 15,
2022
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2022
                                                            Filed February 9,
2023
                                                            File No. 001-39187

       Dear Gary A. Vecchiarelli:

              We have reviewed your February 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 6, 2023 letter.

       10-K for the Fiscal Year Ended September 30, 2022

       General

   1. Refer to your response to comment 2. In future filings, please include a table that shows a comprehensive breakeven
analysis that compares the cost to earn or mine one bitcoin with the value of one
bitcoin. Show each cost in a separate row, and include footnotes to the table to explain any
assumptions used in the analysis.
   2. Refer to your responses to comments 3, 7 and 9. In your response letter, please provide the information
requested in each comment.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
Lines of Business, page 5

3. Refer to your response to comment 5. Please tell us whether or not you currently have any planned material strategic acquisitions, and, if so, the stage of such acquisitions, as well as the estimated time line, the estimated costs and the sources of capital for the acquisitions.
4. Refer to your response to comment 6. Please tell us whether you have any agreements with Coinbase or any other exchanges.
Distribution, Marketing and Strategic Relationships, page 7

5. Refer to your response to comment 8. Please tell us whether Coinmint, pursuant to the agreement to use commercially reasonable efforts to mine bitcoin on your behalf, contributes your computing power to a mining pool that it or another third-party operates, and please identify the mining pool operator or operators. Also, please tell us (i) whether the mining pools you use provide services only for bitcoin mining or if they are multi-
         crypto asset mining pools, (ii) the fees associated with participating in the mining pool and
         (iii) the processing power you contribute to each mining pool you use. Cybersecurity, page 10

6. Refer to your response to comment 10. In future filings, please disclose the terms and provisions of any insurance policies covering your miners, including the amount of coverage, term and termination provisions, renewal options and limitations on coverage.
         To the extent that you do not have insurance coverage for your miners, please disclose and add risk factor disclosure.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

7. Refer to your response to comment 16 and the related agreement provided to us as Exhibit
         A. Please provide us with the mining pool operator   s payout
methodology, including
         payment terms and calculation of amounts owed.

8. Refer to your response to comment 16 regarding Step 3 of ASC 606 in relation to your constraining estimates of variable consideration. Please tell us the following:
             Explain to us if you are fully constraining all of your variable consideration, and if so, the support for that accounting under ASC 606-10-32-11 and 32-12. Tell us the payout formula, including terms that cause variability, for your bitcoin
             awards and transaction fees.
             Clarify why you are not able to estimate your hashrate or transactional fees as you perform your services.
             With respect to the timing of revenue recognition whereby you recognize revenue
             when the mining pool operator communicates the company   s share
of the bitcoin and
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       31, 2023
March3 31, 2023 Page 3
Page
FirstName LastName
              transaction fee rewards and the confirmation of the company   s
share of the awarded
              bitcoins is received, tell us the following:
                o  why both communication and receipt are necessary;
                o ensure that your response explains how this accounting policy considered ASC
                   606-10-25-23 to 25-25 and ASC 606-10-32-11; and
                o discuss at what point the uncertainty associated with the variable consideration is resolved and why.

9. Refer to your response to comment 16 regarding Step 3 of ASC 606 in relation to your non-cash consideration. Please tell us the following:
             Per ASC 606-10-32-21, you should measure the estimated fair value of the noncash consideration at contract inception. Please clarify whether your contract inception is the beginning of each day (a separate transaction), or if contract inception begins when you provide computing power to the mining pool. Include how you considered the criteria in ASC 606-10-25-1 are met at that time, and reference your consideration of the termination provisions of the agreements.
             You disclose on page F-11 that the non-cash transaction consideration received in the form of bitcoin is measured at fair value on the date received, which is not materially different than the fair value at contract inception. Please explain how you are able to determine that the fair value of the bitcoin on the date received is not materially different than the estimated fair value of the bitcoin required to be measured at contract inception under ASC 606-10-32-21. Include your consideration of the recent price volatility in the bitcoin market in your determination.
             Also on page F-11, you disclose that the fair value of the bitcoin received is determined using the spot price of bitcoin on the date earned. Please provide the following in future filings:
               o Reconcile this disclosure of bitcoin fair value on the date "earned" with the prior disclosure of bitcoin fair value on the date "received."
               o Clarify why you refer to the date "earned" and do not discuss the time when
                   "control is transferred" as specified under ASC 606-10-25-23 to 25-25.
             In response to prior comment 21, you told us that you value each bitcoin (or fraction thereof) individually at the fair value on the date it was mined and the fair value is derived daily from NASDAQ.com using the bitcoin price as of midnight Greenwich
             Mean Time (GMT). Explain to us the significance of using midnight GMT and whether this is a stated time period in your contract.
10. Refer to your response to comment 16. In future filings, please disclose the following:
             Disclose when you satisfy your performance obligations and the significant payment terms. Refer to ASC 606-10-50-12(a) and (b).
             If material, disclose revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, changes in transaction price). Refer to ASC 606-10-50-12A.
             Disclose the judgments, and changes in the judgments, made in applying ASC 606 that significantly affect the determination of the amount and timing of your revenue,
 Gary A. Vecchiarelli
CleanSpark, Inc.
March 31, 2023
Page 4
              including explaining the judgments, and changes in the judgments, used in determining the timing of satisfaction of the performance obligations and the transaction price. Refer to ASC 606-10-50-17 to 50-19.
                Disclose information about the methods, inputs, and assumptions used for determining the transaction price (including estimating variable consideration and measuring noncash consideration) and assessing whether an estimate of variable consideration is constrained. Refer to ASC 606-10-50-20.
Bitcoin, page F-17

11. Refer to your response to comment 21, you told us that you perform your bitcoin impairment analysis quarterly by comparing the carrying amount of each bitcoin to the lowest daily closing bitcoin price (as of midnight Greenwich Mean
Time) during such
         quarter. Please tell us the following:
             You disclose on page 7 of your 10-Q that you account for your bitcoin as indefinite-
             lived assets for which impairment loss exists when the carrying amount of the bitcoin exceeds its fair value. Please tell us the significance of using the bitcoin price as of midnight GMT to determine when impairment exists.
             Explain to us why a bitcoin fair value that occurs during the day (other than midnight
             GMT) that is lower than the carrying value for any individual bitcoin would not result in impairment under ASC 350.
             Your response to prior comment 21 was not fulsome and did not address all of our concerns. For that reason we reissue one of our prior questions in full. Please explain how you consider a qualitative assessment given the existence of a quoted price on apparently active markets.
12. Refer to your response to comment 21, you told us that you derive the fair value of bitcoin pricing from NASDAQ.com and you selected NASDAQ.com due to its consistent daily activity, whereas other sources were not as reliable on a daily basis. In your Bitcoin accounting policy, you disclose that you determine the fair value of the bitcoin using its quoted price from the principal market in accordance with ASC 820. Please respond to the following:
           ASC 820 defines principal market as the market with the greatest volume and level of activity for the asset or liability. Explain to us how you applied ASC 820 in determining that NASDAQ.com is your principal market. Refer to ASC 820-10-35.
           Tell us the market(s) in which you normally enter into transactions to sell bitcoin.
            Refer to ASC 820-10-35-5A.
           Explain why the market in which you normally enter into transactions to sell bitcoin with the greatest market-based volume and level of activity for bitcoin is not your principal market.
FirstName LastNameGary       A.Provide   us with the contrary evidence that
exists.
                                 Vecchiarelli
Comapany
13.   ReferNameCleanSpark,
            to your response Inc.
                             to comment 22. In future filings, please enhance
your disclosure to
March explain
      31, 2023your
                Pageaccounting
                      4        policy for classifying the digital assets as
current.
FirstName LastName
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       31, 2023
March5 31, 2023 Page 5
Page
FirstName LastName
Form 10-Q for the Quarterly Period Ended December 31, 2022

Non-GAAP Measures, page 11

14. We note from your response to prior comment 14 that management does not believe any such items are normal operating expenses necessary to generate bitcoin related revenue.
         However, the adjustments to your non-GAAP measure for impairment related to your digital assets and gains and losses on the sale of those assets appear to be part of your normal ongoing operations. Specifically, as a digital asset miner, you will continue to acquire, hold, and sell these digital assets as part of your mining operations. In future filings, please revise your non-GAAP presentation to exclude these adjustments, or explain to us why these amounts are not part of your normal ongoing operations. Refer to
         Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
Consolidated Statements of Cash Flows, page F-8

15. We note in your response to prior comment 22 that you convert bitcoin to USD to cover your various operating and capital expenditures on a frequent basis, and that you have immediate access to convert the bitcoin to USD as the bitcoin is delivered to your wallet within a day of it being earned. Please tell us why you classify the Proceeds from
         Sale of Bitcoin as an operating activity and not as an investing activity. Reference for us the authoritative literature you rely upon to support your accounting. Provide us with the shortest and longest time you have held the bitcoin before sale and an estimate of how frequently it is converted to USD for each period presented.
Note 2. Summary of Significant Accounting Policies
Bitcoin, page F-15

16. In future filings, please revise your roll-forward of bitcoin to remove the proceeds from Sale of bitcoin and Realized loss (gain) on sale of bitcoin and replace them with the carrying value of the bitcoin sold. Provide sufficient supplementary disclosure below the reconciliation to relate the carrying value of the bitcoin sold to the Realized loss (gain) on sale of bitcoin on your statements of operations. In this regard, we note that the sale proceeds themselves do not impact the bitcoin account balance on your general ledger.
17. In future filings, reconcile your disclosures to clarify whether your Realized loss (gain) on sale of bitcoin is included in other income (expense) in the consolidated statements of operations and comprehensive income (loss), as disclosed on pages F-15, or Realized loss
         (gain) on sale of bitcoin is included in total costs and expenses, as disclosed on page F-3.
         Please tell us the authoritative accounting literature that supports your determination.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       31, 2023
March6 31, 2023 Page 6
Page
FirstName LastName
       You may contact Kate Tillan at 202-551-3604 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Christopher Wall at 202-551-4162 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets